Exhibit 99.1

NEWS RELEASE

Toronto, October 31, 2023

Cobre Panama Concession Contract Update

Franco-Nevada Corporation (“Franco-Nevada”) (TSX: FNV) (NYSE: FNV) notes the October 29 announcement by President Laurentino Cortizo of the Panamanian government’s intention to hold a popular consultation on December 17 concerning Law 406 that recently approved the revised contract for the Cobre Panama mine.

Franco-Nevada has been in communication with its partner, First Quantum Minerals Ltd. (“First Quantum”) who had advised that it has contacted the government in order to understand the details in respect of the popular consultation. First Quantum has also noted the comments by the Electoral Commission of Panama regarding legal and logistic considerations in respect of the popular consultation and the unconstitutionality challenges that have been brought against Law 406 of which two have been admitted to be heard by the Supreme Court of Justice in Panama.

For more detailed information, please refer to First Quantum’s press release dated October 31, 2023.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Sandip Rana
President & Chief Executive Officer	Chief Financial Officer
416-306-6305	416-306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to the holding and any outcome of a public consultation or referendum regarding the Cobre Panama concession contract and the constitutional challenges to the law approving the contract. The outcome of these matters could have a material adverse impact on the revenue Franco-Nevada derives from its streaming arrangements relating to Cobre Panama and on Franco-Nevada’s results of operations and financial condition. There can be no assurance that such forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions relating to Franco-Nevada’s business and assets, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.ca and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.